October 9, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Attn:	Joel N. Parker
Tabatha Akins
Mary Mast

100 F Street, NE

Washington, D.C. 20549-4720

Re:	Halozyme Therapeutics, Inc.
Form 10-K for the Year Ended December 31, 2011
Filed March 12, 2012
Form 10-Q for the Quarterly Period Ended March 31, 2012
Filed May 7, 2012
File No. 001-32335

Dear Mr. Parker:

We are writing in response to the October 2, 2012 letter to Halozyme Therapeutics, Inc. (the “Company”), setting forth one additional comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 10-K for the year ended December 31, 2011 (the “10-K”) and the Company’s Form 10-Q for the Quarterly Period Ended March 31, 2012 (the “10-Q”).

Notes to Consolidated Financial Statements

3. Collaborative Agreements

ViroPharma and Intrexon Partnerships, page F-18

1.	With respect to the second and third bullet of comment three, your reference to fixed and determinable is not appropriate. Please revise your proposed disclosure to comply with ASC 605-25-30-5

Response:

In response to the Staff’s comment above, we will revise our disclosure in Note 3, Collaborative Agreements – ViroPharma and Intrexon Partnerships. The proposed disclosure as shown below is presented with changes marked against the previous proposed disclosure in our response to the third bullet of comment three, in our response letter dated August 31, 2013. The proposed disclosure is prepared as of March 31, 2012, the end of our first fiscal quarter, but will be revised in the Form 10-Q for the quarter ended September 30, 2012 to reflect financial information as of September 30, 2012.

“Notes to Condensed Consolidated Financial Statements”

3. Collaborative Agreements

ViroPharma and Intrexon Partnerships

Effective May 10, 2011, we and ViroPharma entered into a collaboration and license agreement, under which ViroPharma obtained a worldwide exclusive license for the use of rHuPH20 enzyme in the development of a subcutaneous injectable formulation of ViroPharma’s commercialized product, Cinryze® (C1 esterase inhibitor [human]) (the “ViroPharma Partnership”). In addition, the license provides ViroPharma with exclusivity to C1 esterase inhibitor and to the hereditary angioedema indication, along with three additional orphan indications. As of March 31, 2012, we have received $12 million from ViroPharma, including the $9 million nonrefundable upfront license fee payment and a $3 million clinical development milestone payment. If ViroPharma successfully develops the licensed product candidate, we could receive additional milestone payments of up to $41 million for the achievement of development and regulatory milestones. In addition, so long as the agreement is in effect, we are entitled to receive a nonrefundable annual exclusivity fee of $1 million commencing on May 10, 2012 and on each anniversary of the effective date of the agreement thereafter until a certain development event occurs. ViroPharma is solely responsible for the development, manufacturing and marketing of any products resulting from this partnership. We are entitled to receive payments for research and development services and supply of rHuPH20 API if requested by ViroPharma. In addition, we are entitled to receive additional cash payments potentially totaling $10 million upon achievement of certain development and regulatory milestones for each product targeting the treatment of any of the three additional orphan indications. We are also entitled to receive a royalty on each product commercialized under the agreement consisting of ten percent of the net sales of such product. Unless terminated earlier in accordance with its terms, the ViroPharma Partnership continues in effect until the later of (i) expiration of the last to expire of the valid claims of our patents covering rHuPH20 or other specified patents developed under the collaboration which valid claim covers a product developed under the collaboration, and (ii) expiration of the last to expire royalty term for a product developed under the collaboration. The royalty term of a product developed under the ViroPharma Partnership, with respect to each country, consists of the period equal to the longer of: (a) the duration of any valid claim of our patents covering rHuPH20 or other specified patents developed under the collaboration which valid claim covers the product in such country or (b) ten years following the date of the first commercial sale of such product in such country. ViroPharma may terminate the agreement prior to expiration for any reason on a product-by-product basis upon 90 days prior written notice to us. Upon any such termination, the license granted to ViroPharma (in total or with respect to the terminated product, as applicable) will terminate.

Effective June 6, 2011, we and Intrexon entered into a collaboration and license agreement, under which Intrexon obtained a worldwide exclusive license for the use of rHuPH20 enzyme in the development of a subcutaneous injectable formulation of Intrexon’s recombinant human alpha 1-antitrypsin (rHuA1AT) (the “Intrexon Partnership”). In addition, the license provides Intrexon with exclusivity for a defined indication (“Exclusive Field”). As of March 31, 2012, we have received a nonrefundable upfront license fee payment of $9 million from Intrexon. If Intrexon successfully develops the licensed product candidate and achieves the pre-agreed sales target, we could receive additional milestone payments of up to $54 million, including $44 million for the achievement of development and regulatory milestones and $10 million for the achievement of a sales-based milestone. In addition, so long as the agreement is in effect, we are entitled to receive a nonrefundable annual exclusivity fee of $1 million commencing on June 6, 2012 and on each anniversary of the effective date of the agreement thereafter until a certain development event occurs. Intrexon is solely responsible for the development, manufacturing and marketing of any products resulting from this partnership. We are entitled to receive payments for research and development services and supply of rHuPH20 API if requested by Intrexon. In addition, we are entitled to receive additional cash payments potentially totaling $10 million for each product for use outside the Exclusive Field upon achievement of development and regulatory milestones. We are also entitled to receive a royalty on each product commercialized under the agreement consisting of a percentage of the net sales of such product ranging from mid-single digits up to low double-digit percent. Unless terminated earlier in accordance with its terms, the Intrexon Partnership continues in effect until the later of (i) expiration of the last to expire of the valid claims of our patents covering rHuPH20 or other specified patents developed under the collaboration which valid claim covers a product developed under the collaboration, and (ii) expiration of the last to expire royalty term for a product developed under the collaboration. The royalty term of a product developed under the Intrexon Partnership, with respect to each country, consists of the period equal to the longer of: (a) the duration of any valid claim of our patents covering rHuPH20 or other specified patents developed under the collaboration which valid claim covers the product in such country or (b) ten years following the date of the first commercial sale of such product in such country. Intrexon may terminate the agreement prior to expiration for any reason on a product-by-product basis upon 90 days prior written notice to us. Upon any such termination, the license granted to Intrexon (in total or with respect to the terminated product, as applicable) will terminate. Intrexon’s chief executive officer, chairman of its board of directors and major shareholder is also a member of our board of directors.

We identified the deliverables at the inception of the ViroPharma and Intrexon agreements which are the license, research and development services and API supply. We have determined that the license, research and development services and API supply individually represent separate units of accounting, because each deliverable has standalone value. The estimated selling prices for these units of accounting was determined based on market conditions, the terms of comparable collaborative arrangements for similar technology in the pharmaceutical and biotech industry and entity-specific factors such as the terms of our previous collaborative agreements, our pricing practices and pricing objectives and the nature of the research and development services to be performed for the partners. The arrangement consideration was allocated to the deliverables based on the relative selling price method.

~~The amount of allocable arrangement consideration is limited to amounts that are fixed or determinable other than for the potential effects of refund rights, concessions or performance bonuses.~~ The amount allocable to the delivered unit or units of accounting is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions (the noncontingent amount). As such, we excluded from the allocable arrangement consideration the milestone payments, annual exclusivity fees and royalties regardless of the probability of receipt ~~because such payments are not considered fixed or determinable~~. Such payments will be evaluated separately as the related contingencies are resolved. Based on the results of our analysis, we allocated the $9 million upfront license fee to the license deliverable under the ViroPharma arrangement and the $9 million upfront license fee to the license deliverable under the Intrexon arrangement. We determined that the upfront payment was earned upon the granting of the worldwide, exclusive right to our technology to the collaborator in both the ViroPharma Partnership and Intrexon Partnership. As a result, we recognized the $9 million upfront license fee received under the ViroPharma Partnership and the $9 million upfront license fee received under the Intrexon Partnership as revenues under collaborative agreements upon receipt of the upfront license fees.

We will recognize the annual exclusivity fees as revenues under collaborative agreements when they are due and payable on each anniversary of the effective date and such amounts will be included in the allocable arrangement consideration and recognized based on the relative selling price allocation. We will recognize amounts allocated to research and development services as revenues under collaborative agreements as the related services are performed. We will recognize amounts allocated to the sales of API as revenues under collaborative agreements when such API has met all required specifications by the partners and the related title and risk of loss and damages have passed to the partners. We cannot predict the timing of delivery of research and development services and API as they are at the partners’ requests.

We are eligible to receive additional cash payments upon the achievement by the partners of specified development, regulatory and sales-based milestones. We have determined that each of the development and regulatory milestones is substantive; therefore, we expect to recognize such development and regulatory milestone payments as revenues under collaborative agreements upon achievement in accordance with the Milestone Method. In addition, we have determined that the sales-based milestone payment is similar to a royalty payment and is not considered a milestone payment under the Milestone Method of revenue recognition; therefore, we will recognize the sales-based milestone payment as revenue upon achievement of the milestone because we have no future performance obligations associated with the milestone. There were no milestone payments recognized as revenue under the collaborative agreements under these partnerships for the three months ended March 31, 2012 and 2011.”

***

In connection with the Company’s response to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s SEC filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions, comments or requests for information, please feel free to contact me at (858) 704-8272.

Sincerely,

Halozyme Therapeutics, Inc.

By:	/s/ Kurt A. Gustafson
Kurt A. Gustafson Vice President and Chief Financial Officer

cc:	Jean Liu, Halozyme Therapeutics, Inc.
Douglas Rein, Partner, DLA Piper LLP (US)
Chad Whitehead (Ernst & Young LLP)

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